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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2018

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31
($ millions)	2018	2017

		(restated – note 3)
Revenues and Other Income

Operating revenues, net of royalties (note 4)	8 807	7 787

Other (loss) income (note 5)	(57)	25

	8 750	7 812

Expenses

Purchases of crude oil and products	2 847	2 478

Operating, selling and general	2 620	2 292

Transportation	274	269

Depreciation, depletion, amortization and impairment	1 424	1 422

Exploration	32	52

Gain on disposal of assets (notes 13, 14 and 18)	(163)	(548)

Financing expenses (note 7)	562	36

	7 596	6 001

Earnings before Income Taxes	1 154	1 811

Income Tax Expense (Recovery)

Current	336	471

Deferred	29	(12)

	365	459

Net Earnings	789	1 352

Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	129	(28)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(10)	29

Other Comprehensive Income	119	1

Total Comprehensive Income	908	1 353

Per Common Share (dollars) (note 9)

Net earnings – basic and diluted	0.48	0.81

Cash dividends	0.36	0.32

See accompanying notes to the interim consolidated financial statements.
42 2018 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	March 31 2018	December 31 2017

Assets

Current assets

Cash and cash equivalents	2 083	2 672

Accounts receivable	3 819	3 281

Inventories	3 830	3 468

Income taxes receivable	167	156

Total current assets	9 899	9 577

Property, plant and equipment, net	74 254	73 493

Exploration and evaluation	2 241	2 052

Other assets (note 18)	1 675	1 211

Goodwill and other intangible assets	3 060	3 061

Deferred income taxes	148	100

Total assets	91 277	89 494

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	3 973	2 136

Current portion of long-term debt	63	71

Accounts payable and accrued liabilities	6 075	6 203

Current portion of provisions	707	722

Income taxes payable	274	425

Total current liabilities	11 092	9 557

Long-term debt	13 650	13 372

Other long-term liabilities (notes 11 and 15)	2 355	2 412

Provisions (note 12)	7 086	7 237

Deferred income taxes	11 611	11 533

Equity	45 483	45 383

Total liabilities and shareholders' equity	91 277	89 494

See accompanying notes to the interim consolidated financial statements.
2018 FIRST QUARTER Suncor Energy Inc. 43

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2018	2017

Operating Activities

Net Earnings	789	1 352

Adjustments for:

Depreciation, depletion, amortization and impairment	1 424	1 422

Deferred income taxes	29	(12)

Accretion	65	61

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	373	(109)

Change in fair value of financial instruments and trading inventory	(51)	10

Gain on disposal of assets (notes 13, 14 and 18)	(163)	(420)

Share-based compensation	(224)	(250)

Exploration	—	41

Settlement of decommissioning and restoration liabilities	(169)	(120)

Other	91	49

Increase in non-cash working capital	(1 440)	(396)

Cash flow provided by operating activities	724	1 628

Investing Activities

Capital and exploration expenditures	(1 291)	(1 380)

Acquisitions (notes 16 and 17)	(1 068)	—

Proceeds from disposal of assets (notes 13 and 14)	—	1 396

Other investments (note 18)	(57)	—

Decrease (increase) in non-cash working capital	243	(61)

Cash flow used in investing activities	(2 173)	(45)

Financing Activities

Net change in short-term debt	1 745	(511)

Net change in long-term debt	(17)	(14)

Issuance of common shares under share option plans	69	44

Purchase of common shares (note 10)	(389)	—

Dividends paid on common shares	(590)	(534)

Cash flow provided by (used in) financing activities	818	(1 015)

(Decrease) Increase in Cash and Cash Equivalents	(631)	568

Effect of foreign exchange on cash and cash equivalents	42	(7)

Cash and cash equivalents at beginning of year	2 672	3 016

Cash and Cash Equivalents at End of Year	2 083	3 577

Supplementary Cash Flow Information

Interest paid	107	115

Income taxes paid	617	121

See accompanying notes to the interim consolidated financial statements.
44 2018 FIRST QUARTER Suncor Energy Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2016	26 942	588	1 007	16 093	44 630	1 667 914

Net earnings	—	—	—	1 352	1 352	—

Foreign currency translation adjustment	—	—	(28)	—	(28)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $11	—	—	—	29	29	—

Total comprehensive (loss) income	—	—	(28)	1 381	1 353	—

Issued under share option plans	55	(8)	—	—	47	1 301

Share-based compensation	—	20	—	—	20	—

Dividends paid on common shares	—	—	—	(534)	(534)	—

At March 31, 2017	26 997	600	979	16 940	45 516	1 669 215

At December 31, 2017	26 606	567	809	17 401	45 383	1 640 983

Net Earnings	—	—	—	789	789	—

Foreign currency translation adjustment	—	—	129	—	129	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $4	—	—	—	(10)	(10)	—

Total comprehensive income	—	—	129	779	908	—

Issued under share option plans	91	(21)	—	—	70	1 832

Purchase of common shares for cancellation (note 10)	(145)	—	—	(244)	(389)	(8 999)

Change in liability for share purchase commitment (note 10)	25	—	—	54	79	—

Share-based compensation	—	22	—	—	22	—

Dividends paid on common shares	—	—	—	(590)	(590)	—

At March 31, 2018	26 577	568	938	17 400	45 483	1 633 816

See accompanying notes to the interim consolidated financial statements.
2018 FIRST QUARTER Suncor Energy Inc. 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangement entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2017.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at May 1, 2018.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2017, except for the adoption of the new accounting pronouncements described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2017.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

3. ADOPTION OF NEW IFRS STANDARDS

Impact of the application of IFRS 9

Effective January 1, 2018, the company adopted IFRS 9 Financial Instruments (IFRS 9) which replaces the multiple classification and measurement models for financial assets under IAS 39 Financial Instruments (IAS 39) with a new model that has two measurement categories: amortized cost and fair value through profit or loss (FVTPL). This determination is made at initial recognition. For financial liabilities, the new standard retains most of the IAS 39 requirements; however, the main change arises in cases where the company chooses to designate a financial liability as FVTPL. In these situations, the portion of the fair value change related to the company's own credit risk is recognized in other comprehensive income rather than net earnings. As a result of adopting IFRS 9, the company's financial assets classified as loans and receivables at December 31, 2017 have been reclassified to financial assets at amortized cost; however, there is no impact to the measurement of these financial assets. There were no changes to the classifications of the company's financial liabilities. The classification and measurement guidance was adopted retrospectively in accordance with the transitional provisions of IFRS 9.

The company also adopted the new hedge accounting guidance in IFRS 9. The new hedge accounting guidance replaces strict quantitative tests of effectiveness with less restrictive assessments of how well the hedging instrument accomplishes the

46 2018 FIRST QUARTER Suncor Energy Inc.

company's risk management objectives for financial and non-financial risk exposures. IFRS 9 also allows the company to hedge risk components of non-financial items which meet certain measurability or identifiable characteristics. The company does not apply hedge accounting to any of its derivative instruments at this time.

After adoption of IFRS 9, the company's accounting policies are substantially the same as at December 31, 2017 and there is no impact on net earnings, except for the change in financial asset categories as discussed above.

Impact of the application of IFRS 15

On January 1, 2018, the company adopted IFRS 15 Revenue from Contracts with Customers (IFRS 15) using the retrospective method, which sets out guidelines for the recognition of revenue.

IFRS 15 replaces IAS 18 Revenue and presents a new single model for recognition of revenue from contracts with customers. The model features a contract-based five-step analysis of transactions to determine the nature of an entity's obligation to perform and whether, how much, and when revenue is recognized.

Under IFRS 15, the revenue from the sale of commodities and other operating revenue the company earns represent contractual arrangements with customers. The company recognizes revenue when title of the product is transferred to the buyer and collection is reasonably assured in accordance with specified contract terms. All operating revenue are generally earned at a point in time and are based on the consideration that the company expects to receive for the transfer of the goods to the customers.

The company has reviewed its sources of revenue and major contracts with customers using the guidance found in IFRS 15 and determined there are no material changes to the timing and measurement of the company's revenue in the reporting period, as compared to the provisions of the previous standard. In accordance with the new standard, the company assessed its principal versus agent requirements and the impact was a decrease of $31 million of revenue, with a corresponding decrease to Operating, Selling and General expense of $14 million, and a decrease in transportation expense of $17 million for the three months ended March 31, 2017, resulting in no impact on the company's consolidated net earnings.

Adjustments to Consolidated Statements of Comprehensive Income

($ millions, decrease)	For the three months ended March 31 2017 IFRS 15

Revenues and Other Income

Operating revenues, net of royalties	(31)

Expenses

Operating, selling and general	(14)

Transportation	(17)

Net Earnings	—

Total Comprehensive Income	—

2018 FIRST QUARTER Suncor Energy Inc. 47

4. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

		(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)

Revenues and Other Income

Gross revenues	2 571	2 455	1 017	920	5 417	4 574	9	22	9 014	7 971

Intersegment revenues	1 028	868	—	—	9	6	(1 037)	(874)	—	—

Less: Royalties	(46)	(61)	(161)	(123)	—	—	—	—	(207)	(184)

Operating revenues, net of royalties	3 553	3 262	856	797	5 426	4 580	(1 028)	(852)	8 807	7 787

Other (loss) income	(3)	14	(52)	(33)	(7)	19	5	25	(57)	25

	3 550	3 276	804	764	5 419	4 599	(1 023)	(827)	8 750	7 812

Expenses

Purchases of crude oil and products	270	116	—	—	3 653	3 252	(1 076)	(890)	2 847	2 478

Operating, selling and general	1 872	1 553	110	101	480	503	158	135	2 620	2 292

Transportation	226	222	24	23	30	28	(6)	(4)	274	269

Depreciation, depletion, amortization and impairment	974	941	279	284	154	160	17	37	1 424	1 422

Exploration	23	2	9	50	—	—	—	—	32	52

Gain on disposal of assets	(1)	(1)	(162)	—	—	(450)	—	(97)	(163)	(548)

Financing expenses (income)	77	33	1	17	3	9	481	(23)	562	36

	3 441	2 866	261	475	4 320	3 502	(426)	(842)	7 596	6 001

Earnings (Loss) before Income Taxes	109	410	543	289	1 099	1 097	(597)	15	1 154	1 811

Income Tax Expense (Recovery)

Current	(30)	99	203	176	270	277	(107)	(81)	336	471

Deferred	57	9	(55)	(59)	23	(9)	4	47	29	(12)

	27	108	148	117	293	268	(103)	(34)	365	459

Net Earnings (Loss)	82	302	395	172	806	829	(494)	49	789	1 352

Capital and Exploration Expenditures	992	1 059	165	227	117	92	17	2	1 291	1 380

48 2018 FIRST QUARTER Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

In the first quarter of 2018, the company adopted IFRS 15 Revenue from Contracts with Customers as detailed in Note 3, using the retrospective approach.

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the three months ended March 31	2018			2017
($ millions)	North America	International	Total	North America	International	Total

Oil Sands

SCO and diesel	2 950	—	2 950	2 923	—	2 923

Bitumen	649	—	649	400	—	400

	3 599	—	3 599	3 323	—	3 323

Exploration and Production

Crude oil and natural gas liquids	481	529	1 010	380	531	911

Natural gas	3	4	7	3	6	9

	484	533	1 017	383	537	920

Refining and Marketing

Gasoline	2 388	—	2 388	1 971	—	1 971

Distillate	2 290	—	2 290	1 828	—	1 828

Other	748	—	748	781	—	781

	5 426	—	5 426	4 580	—	4 580

Corporate, Energy Trading and Eliminations

	(1 028)	—	(1 028)	(852)	—	(852)

Total Revenue from Contracts with Customers	8 481	533	9 014	7 434	537	7 971

5. OTHER (LOSS) INCOME

Other (loss) income consists of the following:

	Three months ended March 31
($ millions)	2018	2017

Energy trading activities

Unrealized (losses) gains recognized in earnings during the period	(14)	19

Gains (losses) on inventory valuation	16	(37)

Risk management activities(1)	(25)	56

Investment and interest income	9	21

Change in value of pipeline commitments and other(2)	(43)	(34)

	(57)	25

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward-starting interest rate swaps in the Corporate segment.

(2)
Includes a $57 million ($12 million after-tax) increase in the reserves redetermination provision related to an interest in a Norwegian asset that Suncor previously owned (2017 – $32 million; $7 million after-tax).
2018 FIRST QUARTER Suncor Energy Inc. 49

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense:

	Three months ended March 31
($ millions)	2018	2017

Equity-settled plans	22	24

Cash-settled plans	89	74

	111	98

7. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2018	2017

Interest on debt	209	252

Capitalized interest	(77)	(174)

Interest expense	132	78

Interest on partnership liability (note 15)	14	—

Interest on pension and other post-retirement benefits	14	15

Accretion	65	61

Foreign exchange loss (gain) on U.S. dollar denominated debt	373	(109)

Foreign exchange and other	(36)	(9)

	562	36

8. INCOME TAXES

In the fourth quarter of 2017, the U.S. government enacted a decrease in the federal corporate tax rate from 35% to 21% effective January 1, 2018. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $124 million recognized in the fourth quarter of 2017.

In the fourth quarter of 2017, the Government of British Columbia substantively enacted an increase to the provincial corporate income tax rate from 11% to 12%. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $18 million.

50 2018 FIRST QUARTER Suncor Energy Inc.

9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2018	2017

Net earnings	789	1 352

Dilutive impact of accounting for awards as equity-settled(1)	—	(4)

Net earnings – diluted	789	1 348

(millions of common shares)

Weighted average number of common shares	1 639	1 669

Dilutive securities:

Effect of share options	5	4

Weighted average number of diluted common shares	1 644	1 673

(dollars per common share)

Basic and diluted earnings per share	0.48	0.81

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three month ended March 31, 2017.

10. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a normal course issuer bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company was permitted to purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018. During the first quarter of 2018, the company repurchased 9.0 million common shares under the 2017 NCIB at an average price of $43.28 per share, for a total repurchase cost of $389 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2018	2017

Share repurchase activities (thousands of common shares)

Shares repurchased	8 999	—

Amounts charged to

Share capital	145	—

Retained earnings	244	—

Share repurchase cost	389	—

Under an automatic repurchase plan agreement with an independent broker, the company recorded the following liability for share repurchases that could have taken place during its internal blackout period:

($ millions)	March 31 2018	December 31 2017

Amounts charged to

Share capital	72	97

Retained earnings	126	180

Liability for share purchase commitment	198	277

2018 FIRST QUARTER Suncor Energy Inc. 51

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading and Risk Management derivatives measured at fair value as at March 31, 2018:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2017	(85)	(20)	(105)

Cash Settlements – paid during the year	69	4	73

Unrealized losses recognized in earnings during the year (note 5)	(14)	(25)	(39)

Fair value outstanding at March 31, 2018	(30)	(41)	(71)

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2018:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	13	96	—	109

Accounts payable	(68)	(112)	—	(180)

	(55)	(16)	—	(71)

During the first quarter of 2018, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward-starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at March 31, 2018, the company had no outstanding forward-starting interest rate swaps.

The company also uses foreign exchange forwards to mitigate its exposure to the effect of future foreign exchange movements on future debt issuances or settlements. As at March 31, 2018, the company had $39 million in outstanding foreign exchange forwards.

Non-Derivative Financial Instruments

At March 31, 2018, the carrying value of fixed-term debt accounted for under amortized cost was $12.4 billion (December 31, 2017 – $12.1 billion) and the fair value was $14.6 billion (December 31, 2017 – $14.7 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2017 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development (ETFD). The partnership liability is recorded at amortized cost using the effective interest method. At March 31, 2018, the carrying value of the partnership liability accounted for under amortized cost was $483 million (December 31, 2017 – $483 million), with interest on the partnership liability offsetting distributions in the period.

12. PROVISIONS

Suncor's decommissioning and restoration provision decreased by $210 million for the three months ended March 31, 2018. An increase in the credit-adjusted risk-free interest rate to 3.90% (December 31, 2017 – 3.70%) and the disposal of the company's mineral landholdings in northeast British Columbia resulted in a decrease to the liability, partially offset by the acquisition of Mocal Energy Limited's 5% interest in Syncrude.

13. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of

52 2018 FIRST QUARTER Suncor Energy Inc.

$354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

14. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwest Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

15. EAST TANK FARM DEVELOPMENT (ETFD) PARTNERSHIP

The ETFD consists of bitumen storage, blending and cooling facilities and connectivity to third-party pipelines and began operations on July 14, 2017. ETFD is solely responsible for moving the product of the Fort Hills joint operation to market. On November 22, 2017, the company completed the previously announced disposition of a 49% ownership interest in the ETFD to the Fort McKay First Nation and the Mikisew Cree First Nation for gross proceeds of $503 million. Suncor retained a 51% ownership interest and remains as operator of the assets. The assets are held by a newly formed limited partnership, which has a non-discretionary obligation to distribute the variable monthly residual cash in ETFD to the partners. Therefore, the company has recorded a liability within Other Long-Term Liabilities to reflect the 49% non-controlling interest of the third parties. As a result, the company will continue to consolidate 100% of the results of the Partnership.

16. FORT HILLS

On December 21, 2017, the Fort Hills partners resolved their commercial dispute and reached an agreement in which Suncor acquired an additional 2.26% interest in the project for consideration of $308 million. Teck Resources Limited (Teck) also acquired an additional 0.89% interest in the project as a result of the agreement.

During the first quarter of 2018, Suncor acquired an additional 1.05% interest in the Fort Hills project for consideration of $145 million. The additional interest is an outcome of the commercial dispute settlement agreement reached among the Fort Hills partners in December 2017. Teck also acquired an additional 0.42% in the project. Suncor's share in the project has increased to 54.11% and Teck's has increased to 21.31% with Total E&P Canada Ltd's. (Total) share decreasing to 24.58%. Working interests in the Fort Hills project may continue to be adjusted in accordance with the terms of the agreement.

17. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN THE SYNCRUDE PROJECT

On February 23, 2018, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Mocal Energy Limited for $923 million, subject to final closing adjustments. Suncor's share in the Syncrude project has increased to 58.74%.

2018 FIRST QUARTER Suncor Energy Inc. 53

The acquisition has been accounted for as a business combination using the acquisition method. The preliminary purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at February 23, 2018. Adjustments to estimates may be required.

($ millions)

Accounts receivable	2

Inventory	15

Property, plant and equipment	998

Exploration and evaluation	163

Total assets acquired	1 178

Accounts payable and accrued liabilities	(51)

Employee future benefits	(33)

Decommissioning provision	(169)

Deferred income taxes	(2)

Total liabilities assumed	(255)

Net assets acquired	923

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The additional interest in Syncrude contributed $29 million to gross revenues and a $4 million net loss to consolidated net earnings from the acquisition date to March 31, 2018.

Had the acquisition occurred on January 1, 2018, the additional interest would have contributed $64 million to gross revenues and $4 million to consolidated net earnings, which would have resulted in gross revenues of $9.1 billion and consolidated net earnings of $793 million for the three months ended March 31, 2018.

18. OTHER TRANSACTIONS

On March 23, 2018, Suncor completed an exchange of its northeast British Columbia mineral land holdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam Energy Inc. (a private natural gas company). The investment was recorded at $277 million and is accounted for using the equity method of accounting. As a result of the asset transfer, Suncor recognized a gain of $162 million in the Exploration and Production segment after eliminating a portion of the gain against the investment value.

On February 12, 2018, Suncor reached an agreement with Faroe Petroleum to purchase a 17.5% interest in the Fenja project in Norway for US$54.5 million (approximately $68 million). This project was sanctioned in December 2017 and the transaction is expected to close in the second quarter of 2018, subject to customary closing conditions.

19. SUBSEQUENT EVENTS

The Toronto Stock Exchange (TSX) accepted a notice filed by the company of its intention to renew its normal course issuer bid to continue to purchase shares under its previously announced buyback program through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that the company may purchase for cancellation up to approximately $2.15 billion worth of its common shares beginning May 4, 2018 and ending May 3, 2019.

54 2018 FIRST QUARTER Suncor Energy Inc.

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EXHIBIT 99.3